UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Amendment No. 1)*

Myovant Sciences Ltd.

(Name of Issuer)

Common shares, $0.000017727 par value per share

(Title of Class of Securities)

G637AM102

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: G637AM102

(1)	Names of Reporting Persons Roivant Sciences Ltd.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 38,341,357

(6) Shared Voting Power 0

(7) Sole Dispositive Power 38,341,357

(8) Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 38,341,357

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 54.1%(1)

(12)	Type of Reporting Person (See Instructions) CO

(1) All share percentage calculations in this Schedule 13G/A are based on 70,812,541 common shares, $0.000017727 par value per share, of Myovant Sciences Ltd. (the “Issuer”) outstanding as of February 1, 2019, as reported on the Issuer’s quarterly report on Form 10-Q for the quarterly period ended December 31, 2018, filed with the Securities and Exchange Commission on February 7, 2019.

Item 1(a).	Name of Issuer. The name of the issuer is Myovant Sciences Ltd. (the “Issuer”).
Item 1(b).	Address of Issuer’s Principal Executive Offices. The Issuer’s principal executive offices are located at Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom.
Item 2(a).	Name of Person Filing. This Schedule 13G is filed on behalf of Roivant Sciences Ltd. (“Roivant”).
Item 2(b).	Address of Principal Business Office or, if none, Residence. The principal business address of Roivant is Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom.
Item 2(c).	Citizenship. Roivant is an exempted limited company incorporated under the laws of Bermuda.
Item 2(d).	Title of Class of Securities. This Schedule 13G relates to common shares, $0.000017727 par value per common share, of the Issuer.
Item 2(e).	CUSIP No. The CUSIP number of the Issuer is G637AM102.

Item 3.
Not applicable.

Item 4.	Ownership.
Each Reporting Person:
(a) Amount beneficially owned: 38,341,357
(b) Percent of class: 54.1%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 38,341,357
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 38,341,357
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 13, 2019

ROIVANT SCIENCES LTD.

By:	/s/ Marianne L. Romeo
Name:	Marianne L. Romeo
Title:	Authorized Signatory